United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2015

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* First Quarter 2015 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: April 22th, 2015

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
San Pedro Garza Garcia, N.L., Mexico, April 22, 2015	www.gruma.com

GRUMA REPORTS FIRST QUARTER 2015 RESULTS

HIGHLIGHTS

In the first three months of 2015, GRUMA's sales volume growth is trending stronger at all its subsidiaries while the company continues to improve its margins versus 1Q14. Gruma Corporation's sales volume increased 4%, GIMSA and Gruma Centroamerica 5% each, and other small subsidiaries are growing at double-digit rates.

On a consolidated basis, sales volume grew 4% and net sales rose 12%, while operating profit increased 19% and EBITDA grew 16%; improvements in EBITDA were driven by better performance at most subsidiaries, Gruma Corporation and Gruma Asia--Oceania in particular, and the favorable peso depreciation effect on the U.S. operations. Majority net income was Ps.983 million, increasing 58%, and majority net margin was 7.3%.

Sales and EBITDA from non-Mexican operations comprised 72% and 62%, respectively, of consolidated figures.

The company reported US$758 million of debt at quarter-end, representing a debt/EBITDA ratio of 1.5 times.

Consolidated Financial Highlights
 (Ps millions)

	1Q15	1Q14	Var.
Sales Volume (thousand metric tons)	926	890	4%
Net sales	13,522	12,066	12%
Operating income	1,615	1,357	19%
Operating margin	11.9%	11.2%	70 bp
EBITDA	1,995	1,726	16%
EBITDA margin	14.8%	14.3%	50 bp
Majority net income	983	622	58%

Debt
(US$ millions)

Mar'15	Mar'14	Var.	Var. (%)	Dec'14	Var.	Var. (%)
758	1,232	(474)	(38)%	737	21	3%

CONSOLIDATED RESULTS OF OPERATIONS
1Q15 versus 1Q14

Sales volume increased 4% to 926 thousand metric tons. Most of the sales volume growth resulted from GIMSA and Gruma Corporation.

Net sales rose 12% to Ps.13,522 million, driven principally by the favorable peso depreciation effect, benefiting sales from the U.S. operations when stated in peso terms, and the aforementioned sales volume growth.

Cost of sales as a percentage of net sales improved to 62.9% from 64.3%, reflecting better performance mostly at Gruma Corporation. In absolute terms, cost of sales increased 10% to Ps.8,512 million due to the aforementioned sales volume growth and the effect of the peso depreciation.

Selling, general and administrative expenses (SG&A) as a percentage of net sales increased to 24.8% from 24.4% due to a higher proportion of Gruma Corporation in the consolidated figures as well as higher expenses in most subsidiaries mostly in connection with sales volume growth. In absolute terms, SG&A rose 14% to Ps.3,360 million mainly in relation to the effect of the peso depreciation and, to a lesser extent, the aforementioned higher expenses in most subsidiaries.

Other expenses, net, increased Ps.27 million to Ps.36 million related to losses on energy hedging at GIMSA and Gruma Corporation.

Operating income grew 19% to Ps.1,615 million, driven mainly by the U.S. operations and, to a lesser extent, better performance at Gruma Asia-Oceania, and by the positive effect of the peso depreciation. Operating margin rose to 11.9% from 11.2% led primarily by the U.S. operations.

EBITDA increased 16% to Ps.1,995 million. EBITDA margin expanded to 14.8% from 14.3%.

Net comprehensive financing cost was Ps.83 million, Ps.190 million less due to lower financial expenses, primarily driven by lower debt, and gains on foreign exchange derivatives related to corn purchasing at GIMSA.

Income taxes were Ps.464 million, 26% higher reflecting the increase in pre-tax income. The effective tax rate was 30.3%.

Discontinued operations resulted in a loss of Ps.17 million, in connection with accounts receivable related to GRUMA's former Venezuelan operations.

Majority net income increased 58% to Ps.983 million, driven mainly by better operating performance and lower net comprehensive financing cost.

FINANCIAL POSITION
March 2015 versus December 2014

Balance Sheet Highlights	Total assets were Ps.41,730 million, an increase of 3% reflecting the recent acquisition in Spain that was completed at the end of March 2015.

Total liabilities were Ps.22,769 million, 1% higher, mainly as a result of higher debt reflecting the peso depreciation effect, when measured in peso terms, and the aforementioned recent acquisition in Spain.

Shareholders' equity totaled Ps.18,961 million, 5% more than in December 2014.

Debt Profile	GRUMA's debt totaled US$758 million, US$21 million more than as of December 2014. Approximately 94% of GRUMA's debt is dollar-denominated.

Debt
(US$ millions)

Mar'15	Mar'14	Var.	Var. (%)	Dec'14	Var.	Var. (%)
758	1,232	(474)	(38)%	737	21	3%

Debt Maturity Profile
 (US$ millions)

	Rate	2015	2016	2017	2018	2019	2024	Total
Senior Notes 2024	4.875%						400	400
Rabobank Syndicated Facility	LIBOR+1.5%-3%	22	33	33	121			209
Rabobank Revolving	LIBOR+1.5%-3%		50					50
Other	4.11%(avg.)	91.3	6.7	0.6	0.3	0.2		99.2
TOTAL	3.65% (avg.)	113.3	89.7	33.6	121.3	0.2	400	758.2

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$67 million during 1Q15, most of which were allocated tothe acquisition of Azteca Foods in Spain. To a lesser extent, capital expenditures were oriented toproduction capacity expansions at existing plants, as in the case of tortilla plant in China, the tortilla plant in Florida, and the corn flour plant in Mexicali (northeast Mexico); (2) the construction of a tostada plant in Tijuana (northeast Mexico); and (3) technology upgrades.

SUBSIDIARY RESULTS OF OPERATIONS
1Q15 versus 1Q14

Gruma Corporation

Sales volume increased 4% to 425 thousand metric tons. The volume increase was driven by, the U.S. operations. Corn flour grew by (1) gaining share within customers that produce tortillas, driven by the better quality of our corn flour in comparison to other brands, and (2) increased consumption in restaurants. The U.S. tortilla operations rose due to (1) the retail segment, resulting from increased distribution, shelf space gains, product assortment optimization, and the increasing popularity of some of our tortillas, whose improved formula continues to be well accepted by consumers; and (2) the foodservice segment, resulting from organic growth and the expansion of some Mexican food restaurant chains, the introduction of dishes made with tortillas by several restaurant chains, and new customers among foodservice distributors.

Net sales grew 3% to Ps.8,402 million. Net sales grew at a lower rate than sales volume principally because of price reductions at the U.S. corn flour operations, effective last October.

Cost of sales as a percentage of net sales improved to 61% from 62%. Most of the improvement was driven by the U.S. tortilla operations as a result of (1) lower raw-material costs while prices were relatively stable; (2) better sales mix by focusing on high-margin products; (3) efficiencies in production and fixed manufacturing costs; and (4) better fixed cost absorption. Also, cost of sales as a percentage of net sales improved because of the change in the sales mix towards the U.S. tortilla business, which reports better gross margins than the rest of the operations. In absolute terms, cost of sales increased 2% to Ps.5,129 million related to the aforementioned sales volume growth.

SG&A as a percentage of net sales increased to 28.9% from 28.7% as slightly better expense absorption at the U.S. operations was offset by Europe. In absolute terms, SG&A rose 4% to Ps.2,431 million, in connection with (1) sales volume growth; (2) higher freight expenses due to the slowdown in California seaports; (3) the launch of the Mission brand in several countries within Europe; and (4) strengthening of the sales team and administrative areas in Europe to support growth at the tortilla and flatbread businesses.

Operating income rose 9% to Ps.831 million and operating margin rose to 9.9% from 9.3%. The improvement came from the U.S. tortilla operations, which was partially offset by the depreciation of the euro, especially in absolute terms.

EBITDA  increased 5% to Ps.1,099 million. EBITDA margin expanded to 13.1% from 12.9%.

GIMSA

Sales volume increased 5% to 450 thousand metric tons, mainly due to (1) higher sales to tortilla makers driven by commercial initiatives; (2) higher intercompany sales to the U.S. operations to support its growth; (3) higher sales to large corn chip manufactures in line with the growth and recovery of some of these type of clients; and (4) higher sales to government channels.

Net sales increased 5% to Ps.3,835 million, driven by the aforementioned sales volume growth. GIMSA's revenues reflect Ps.78 million in extraordinary corn sales to Gruma Centroamerica, practically offsetting the lower average prices on GIMSA's corn flour, which declined approximately 2% versus last year.

Cost of sales as a percentage of net sales increased to 70.6% from 70.3% as a result of higher average price reductions on corn flour, compared to the reduction in corn costs, as well as the aforementioned extraordinary corn sales at very low margins. In absolute terms, cost of sales increased 6% to Ps.2,706 million mostly due to the aforementioned sales volume growth and, to a lesser extent, increases in packaging and additive costs and the extraordinary sale of corn.

SG&A as a percentage of net sales improved to 15.1% from 15.4% due to better expense absorption. In absolute terms, SG&A rose 3% to Ps.580 million due mainly to higher freight expenses resulting from the aforementioned sales volume growth, higher sales commissions and salary expenses, also in connection with sales volume growth, as well as efforts to strengthen the sales team and adapt its variable compensation structure.

Other expense, net, were Ps.20 million related mostly to employee profit sharing and losses on natural gas hedging.

Operating income increased 3% to Ps.528 million reflecting sales volume growth. As a percentage of net sales, operating income decreased to 13.8% from 14.1% as a result of the aforementioned negative impacts in gross margin and the increase in other expenses.

EBITDA  increased 3% to Ps.713 million. EBITDA margin declined to 18.6% from 19%.

For additional information, please see GIMSA ''First Quarter 2015 Results'', available through GRUMA's website, www.gruma.com.

Gruma Centroamerica

Sales volume increased 5% to 50 thousand metric tons due to higher corn flour sales in connection with (1) recently launched retail presentations, and more aggressive promotion of our flanker brand in Honduras; (2) higher sales to government channels, institutional clients and snack producers in Guatemala; and (3) high market prices for corn.

Net sales increased 16% to Ps.944 million due mainly to (1) the peso depreciation effect and (2) the volume growth.

Cost of sales as a percentage of net sales improved to 65.6% from 65.8% due to lower raw material costs, especially corn, and better cost absorption. In absolute terms, cost of sales rose 16% due mainly to the peso depreciation effect and the aforementioned volume growth.

SG&A as a percentage of net sales improved to 27.7% from 28.1% mainly due to better expense absorption. In absolute terms, SG&A increased 15% to Ps.262 million due to (1) the peso depreciation effect; and (2) higher freight expenses and commissions in connection with volume growth.

Operating income rose 26% to Ps.63 million and operating margin improved to 6.7% from 6.1% due primarily to the aforementioned sales volume growth.

EBITDA increased 17% to Ps.84 million. EBITDA margin grew to 8.9% from 8.8%.

Other Subsidiaries and Eliminations

Operating income improved Ps.160 million to Ps.193 million. This resulted mainly from better operational performance at the Asia-Oceania operations and the positive peso depreciation effect related to Gruma Corporation.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the above, the GRUMA's consolidated figures are determined as follows: the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.15.1542/dollar as of March 31, 2015. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 Since 1949, GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia and Oceania. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 79 plants. In 2014, GRUMA had net sales of US$3.4 billion (excluding Venezuelan operations), of which 70% came from non-Mexican operations. For further information, please visit www.gruma.com.

This  report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(MILLIONS OF MEXICAN PESOS)

	QUARTERS				
INCOME STATEMENT SUMMARY	**1Q15**	1Q14	VAR (%)	4Q14	VAR (%)
NET SALES	**13,522**	12,066	12	12,907	5
GROSS PROFIT	**5,011**	4,310	16	4,875	3
GROSS MARGIN (%)	**37.1%**	35.7%		37.8%	
SELLING AND ADMINISTRATIVE EXPENSES	**3,360**	2,944		3,090	
OTHER EXPENSE (INCOME), NET	**36**	9		196	
OPERATING INCOME	**1,615**	1,357	19	1,589	2
OPERATING MARGIN (%)	**11.9%**	11.2%		12.3%	
NET COMPREHENSIVE FINANCING COST	**83**	273		435	
INTEREST EXPENSE	**144**	238		501	
INTEREST INCOME	**(11)**	(7)		(12)	
(GAIN) LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS	**(91)**	(2)		(0)	
FOREIGN EXCHANGE LOSS (GAIN)	**40**	44		(54)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**0**	0		0	
INCOME TAXES	**464**	367		238	
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	**(16)**	(70)		477	
NET INCOME	**1,051**	648	62	1,393	(25)
MAJORITY NET INCOME	**983**	622	58	1,376	(29)
EARNINGS PER SHARE[1]	**2.27**	1.44	58	3.18	(29)
DEPRECIATION AND AMORTIZATION	**381**	368		397	
INCOME UNRELATED TO CORE BUSINESS OPERATIONS	**0**	0		0	
EBITDA[2]	**1,995**	1,726	16	1,986	0
EBITDA MARGIN (%)	**14.8%**	14.3%		15.4%	
CAPITAL EXPENDITURES (MILLION US$)	**67**	16		39	

BALANCE SHEET SUMMARY	**Mar-15**	Mar-14	VAR (%)	Dec-14	VAR (%)
CASH AND CASH EQUIVALENTS	**1,487**	1,112	34	1,465	1
TRADE ACCOUNTS RECEIVABLE	**4,762**	4,678	2	4,638	3
OTHER ACCOUNTS RECEIVABLE	**2,688**	4,097	(34)	2,559	5
INVENTORIES	**6,584**	7,440	(11)	6,557	0
ASSETS HELD FOR SALE	**0**	0	0	0	0
CURRENT ASSETS	**15,896**	17,645	(10)	15,469	3
PROPERTY, PLANT, AND EQUIPMENT, NET	**17,915**	17,750	1	17,814	1
INVESTMENT IN VENEZUELA AVAILABLE FOR SALE	**3,109**	3,109	0	3,109	0
TOTAL ASSETS	**41,730**	41,833	(0)	40,637	3
SHORT-TERM DEBT	**1,805**	2,699	(33)	1,437	26
CURRENT LIABILITIES	**8,731**	9,884	(12)	8,806	(1)
LONG-TERM DEBT	**9,605**	13,176	(27)	9,324	3
TOTAL LIABILITIES	**22,769**	26,796	(15)	22,552	1
MAJORITY SHAREHOLDERS' EQUITY	**17,372**	13,608	28	16,564	5
SHAREHOLDERS' EQUITY	**18,961**	15,037	26	18,084	5
CURRENT ASSETS/CURRENT LIABILITIES	**1.82**	1.79		1.76	
TOTAL LIABILITIES/SHAREHOLDERS' EQUITY	**1.20**	1.78		1.25	
DEBT/EBITDA[3]	**1.47**	2.38		1.44	
EBITDA/INTERES EXPENSE[3]	**7.08**	6.17		6.30	
BOOK VALUE PER SHARE[1]	**40.14**	31.44		38.28	

[1] On the basis of 432,749,079 shares as of March 31, 2015; 432,749,079 shares as of March 31, 201 and 432,749,079 shares as of December 31, 2014.
[2] EBITDA = operating income + depreciation, amortization and impairment of long lived asstes +(-) other expenses (income) unrelated to core business operations.
[3] Last twelve months.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS BY SUBSIDIARY
(MILLIONS OF MEXICAN PESOS)

		QUARTERS				
		1Q15	1Q14	VAR (%)	4Q14	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME[2]	**424**	409	4	415	2
Corn flour, tortillas, and other	NET SALES	**8,402**	8,142	3	8,171	3
	GROSS PROFIT	**3,274**	3,094	6	3,183	3
	Gross Margin	**39.0%**	38.0%		39.0%	
	OPERATING INCOME	**831**	761	9	966	(14)
	Operating Margin	**9.9%**	9.3%		11.8%	
	EBITDA	**1,099**	1,052	5	1,235	(11)
	EBITDA Margin	**13.1%**	12.9%		15.1%	
GIMSA	SALES VOLUME	**450**	428	5	468	(4)
Corn flour, and other	NET SALES	**3,835**	3,648	5	3,874	(1)
	GROSS PROFIT	**1,129**	1,084	4	1,244	(9)
	Gross Margin	**29.4%**	29.7%		32.1%	
	OPERATING INCOME	**528**	513	3	481	10
	Operating Margin	**13.8%**	14.1%		12.4%	
	EBITDA	**713**	692	3	663	8
	EBITDA Margin	**18.6%**	19.0%		17.1%	
GRUMA CENTROAMÉRICA	SALES VOLUME	**50**	48	5	53	(5)
Corn flour and other	NET SALES	**944**	813	16	976	(3)
	GROSS PROFIT	**325**	278	17	331	(2)
	Gross Margin	**34.4%**	34.2%		33.9%	
	OPERATING INCOME	**63**	50	26	46	37
	Operating Margin	**6.7%**	6.1%		4.7%	
	EBITDA	**84**	72	17	100	(16)
	EBITDA Margin	**8.9%**	8.8%		10.2%	
OTHER SUBSIDIARIES & ELIMINATIONS	SALES VOLUME	**1**	6	(83)	6	(84)
	NET SALES	**342**	(538)	164	(113)	403
	GROSS PROFIT	**284**	(146)	295	117	143
	Gross Margin	**83.0%**	(27.1%)		103.5%	
	OPERATING INCOME	**193**	33	485	95	103
	Operating Margin	**56.4%**	6.1%		84.1%	
	EBITDA	**99**	(90)	210	(12)	925
	EBITDA Margin	**28.9%**	(16.7%)		(10.6%)	
CONSOLIDATED	SALES VOLUME	**926**	890	4	941	(2)
	NET SALES	**13,522**	12,066	12	12,907	5
	GROSS PROFIT	**5,011**	4,310	16	4,875	3
	Gross Margin	**37.1%**	35.7%		37.8%	
	OPERATING INCOME	**1,615**	1,357	19	1,589	2
	Operating Margin	**11.9%**	11.2%		12.3%	
	EBITDA	**1,995**	1,726	16	1,986	0
	EBITDA Margin	**14.8%**	14.3%		15.4%	

[1] Convenience translation. For further details see “Accounting Procedures”.

[2] All sales volume figures are expressed in thousand metric tons.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, natural gas and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $168,259 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Derivative financial instruments that qualify as fair value hedges are initially recorded at fair value and the effects of changes in the fair value are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

Gruma determines the fair value based on recognized market prices. When not quoted in markets, fair value is determined using valuation techniques commonly used in the financial sector. Fair value reflects the credit risk of the instrument and includes adjustments to consider the credit risk of the Company or the counterparty, when applicable. Regarding purchases of corn, natural gas and diesel futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, natural gas and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of March 31, 2015, the open positions of corn and fuels financial instruments were valued at their fair value. The financial instruments of corn that qualified as hedges for accounting purposes represented a loss of $24,518 thousand pesos which was applied to other comprehensive income in equity.

The open positions of corn and fuels financial instruments that did not qualify as hedges for accounting purposes represented a loss of $58,601 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of March 31, 2105, the open positions of these instruments represented a gain of approximately $64,257 thousand pesos which was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

As of March 31, 2015, the Company reclassified the amount of $31,722 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $2,342 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the first quarter of 2015, for financial instruments of corn and fuels, recognized in income, represented a loss of $12,358 thousand pesos.

The operations that concluded during the first quarter of 2015 regarding the foreign exchange financial instruments originated a profit of $26,402 thousand pesos which was reflected on the income statement.

18. Description and number of the margin calls presented during the quarter.

As of March 31, 2015, the company has revolving funds denominated ''margin calls'' for $168,259 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of March 31, 2015
Amounts in Thousands of Pesos

Corn and Fuels Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of March 31, 2015, the financial instruments transactions of corn and fuels in long positions represented a loss of $83,119 thousand pesos and the financial instruments transactions of exchange rate represented a profit of $64,257 thousand pesos in long positions.

25. As of March 31, 2015, the Company has revolving funds denominated ''margin calls'' for $168,259 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

As of March 31, 2015, the Company reclassified the amount of $31,722 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $2,342 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the first quarter of 2015, for financial instruments of corn and fuels, recognized in income, represented a loss of $12,358 thousand pesos.

The operations that concluded during the first quarter of 2015 regarding the foreign exchange financial instruments originated a profit of $26,402 thousand pesos which was reflected on the income statement.

II. Sensibility Analysis

Corn and Fuels Derivative Financial Instruments:

According to the position as of March 31, 2015, a hypothetical 10 percent loss of the corn and fuels value would result in an additional adverse effect of $28,997 thousand pesos (for non-qualifying contracts). This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of March 31, 2015.

Exchange Rate Derivative Financial Instruments:

Based on our position as of March 31, 2015, a hypothetical appreciation of 10% of the Mexican peso against the United States dollar would result in an additional unfavorable effect of $307,750 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of March 31, 2015, which includes the effects on the exchange rate variables, time and volatility.

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of corn and fuels derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of corn and fuels, based on our position as of March 31, 2015, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $28,997, $72,391 and $144,983 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of March 31, 2015, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $307,750, $769,374 and $1,538,749 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.